Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Relating to Preliminary Prospectus dated April 9, 2007
Registration Nos. 333-139496 and 333-142375
This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 9, 2007 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-139496) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1382911/000093639207000325/a25623a4sv1za.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us:	7,000,000 shares (excluding option to purchase up to 1,050,000 additional shares to cover over-allotments)

Common stock to be outstanding after this offering:	25,860,270

Initial public offering price per share:	$12.00 per share

Net proceeds:	We estimate that we will receive net proceeds of approximately $76.3 million from the sale of the shares of common stock offered in this offering, based on the initial public offering price of $12.00 per share and after deducting the underwriting discounts and commissions and estimated offering costs payable by us.

Capitalization:	After giving effect to the offering of 7,000,000 shares of common stock, our pro forma as adjusted additional paid-in capital was approximately $155,450,723, our pro forma as adjusted total stockholders’ equity was approximately $106,320,012 and our pro forma as adjusted total capitalization was approximately $106,320,012, each as of December 31, 2006.

Dilution:	After giving effect to the offering of 7,000,000 shares of common stock, our pro forma as adjusted net tangible book value per share, as of December 31, 2006, was $106.3 million, and the dilution per share to new investors in the offering is $7.89. Investors purchasing shares of common stock in this offering will contribute approximately 52.5% of the total consideration paid for our outstanding common stock and will own approximately 27.1% of our outstanding common stock following the completion of this offering.

Potential purchases by existing stockholders:	Certain of our existing stockholders have indicated an interest in purchasing shares of our common stock in this offering as follows:

	Indication of		Percentage of
	Interest to Purchase	Number of Shares	Common Stock
	Up to the Following	Beneficially Owned	Beneficially Owned
Beneficial Owner	Number of Shares	After Offering	After Offering
Funds affiliated with Domain Associates, L.L.C.	525,000	4,548,807	17.6%
Eckard Weber, M.D.	160,000	810,000	3.1%

Eckard Weber, M.D. serves as chairman of our board of directors. The funds affiliated with Domain Associates, L.L.C. (with which both Dr. Weber and Brian H. Dovey, another member of our board of directors, are affiliated) together comprise our largest stockholder. Assuming the foregoing purchases by these stockholders are completed in full, our executive officers and directors and their affiliates will together control approximately 50.5% of our outstanding common stock after this offering, based on 25,860,270 shares of common stock outstanding after this offering.

However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may decide not to purchase shares in this offering.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Merrill Lynch & Co., 4 World Financial Center, New York, New York 10080 (telephone: 866-500-5408).